SCHEDULE 13G
Amendment No. 1
Federal Mogul
Corp.
Common Stock $5 par value


Cusip # 313-549-10-7

Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,421,700
Item 7:  -0-
Item 8:  5,421,700

Item 9:  5,421,700

Item 11: 10.2%

Item 12: IA

Cusip #: 313-549-10-7
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,640,200
Item 7:  -0-
Item 8:  3,640,200
Item 9:  3,640,200
Item 11: 6.8%
Item 12: IA



Cusip Number: 313-54910-7
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  9,061,900
Item 7:  -0-
Item 8:  9,061,900
Item 9:  9,061,900
Item 11:  17%
Item 12: IN

Item 1(a). Federal Mogul Corp.

Item 1(b). 26555 Northwestern
Highway, Southfield, Michigan 48034

Item 2(a). This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").


Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.


Item 2(b). The address of each
reporting person is 101 Park
Avenue, New York, NY 10178


Item 2(c). Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.
Item 2(d). Common Stock $5 par
value
Item 2(e). 313-549-10-7 Item 3.
TMLLC and TPLLC are
investment advisers registered

under Section 203 of the Investment

Advisers Act of 1940.

Item 4. Ownership as of August 31,

1998 is incorporated by reference

to items (5) - (9) and (11) of the

cover page pertaining to each

reporting person.

Item 5.  Not applicable
Item 6. Other persons are known to

have the right to receive dividends

from or proceeds from the sale of

such securities.  The interests of

one such person, The Jaguar Fund,

N.V., a Netherlands Antilles

corporation, is more than 5%.

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable



Item 10. By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect.




After reasonable inquiry and to the
best of my knowledge and
belief, I
certify that the information set
forth in this statement is true,
complete and correct.

September 10, 1998

TIGER MANAGEMENT L.L.C.
/s/  Nolan
Altman,
Chief
Financial
Officer

TIGER
PERFORMANCE
L.L.C.

/s/  Nolan
Altman,
Chief Financial Officer

Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power of
Attorney dated 1/27/95 On File with
Schedule 13G for Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 1 to Schedule 13G
dated September 10, 1998 relating
to shares of common stock of
Federal Mogul Corporation shall be
filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief
Financial
Officer

TIGER
PERFORMANCE
L.L.C. /s/
Nolan
Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By: /s/
Nolan Altman
Under Power of Attorney dated
1/27/95

On File with Schedule 13G for

Kohl's Corp. 2/7/95